SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP

525 UNIVERSITY AVENUE

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VIA EDGAR

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

RE:	Affirm Holdings, Inc.

Draft Registration Statement on Form S-1

Submitted October 8, 2020

CIK 0001820953

Ladies and Gentlemen:

On behalf of Affirm Holdings, Inc. (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated November 4, 2020 on the Company’s Draft Registration Statement on Form S-1 confidentially submitted on October 8, 2020 (the “Draft Registration Statement”).

Concurrently with the submission of this letter, the Company is filing a revised Registration Statement on Form S-1 (“Revised Registration Statement”) and certain exhibits via EDGAR to the Commission for review. In addition to adding and revising disclosure in response to the Staff’s comments, the Company has updated the Revised Registration Statement to include its unaudited consolidated financial statements for the three months ended September 30, 2020 and related financial information.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references to the Revised Registration Statement where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Revised Registration Statement.

U.S. Securities and Exchange Commission

November 18, 2020

Prospectus Summary, page 1

1.	Please consider using comparable periods of time when you describe the performance of your business or tell us why your use of different periods of time is appropriate. For example, it appears that you are using your total number of consumers since inception when comparing GMV since July 1, 2016 on page 2. As another example, you depict your proprietary risk model for February 2020, however, it is not clear why you have selected this period. Also, on page 75, you discuss monthly cohort information since February 2016, however, it is not clear why you have selected this period.

Response:	The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 83 of the Revised Registration Statement to discuss monthly cohort information beginning on July 1, 2016, so that the time period presented aligns with the disclosure of the Company’s GMV net of refunds since July 1, 2016 and the disclosure of the Company’s dollar-based merchant retention rate across each cohort that joined its platform since July 1, 2016 on page 129 of the Revised Registration Statement. With respect to the selection of February 2020 as the month used in the depiction of the Company’s proprietary risk model on page 139 of the Revised Registration Statement, the Company advises the Staff that the month of February 2020 was chosen as it was the last full month prior to the onset of the COVID-19 pandemic in the United States so as to eliminate any potential uncertainty as to whether the data presented was impacted by the existence of the pandemic.

Further in response to the Staff’s comment, the Company has reviewed the periods of time used to describe the performance of its business elsewhere in the Revised Registration Statement. The Company advises the Staff that, except as noted above, the time periods used represent the most recent periods for which the data being presented is available. For example, the repeat consumer data and the net promoter score data on pages 2 and 124 of the Revised Registration Statement is the most recent data available because the Company measures that data based on half fiscal year periods, and the second half of fiscal year 2020 was the Company’s most recent half fiscal year completed. In addition, the January 2019 cohort was selected to illustrate the percentage of consumer repeat purchases at the same merchant on page 129 of the Revised Registration Statement, and the 2019 calendar year was used to show the higher reported AOVs compared to other payment methods on page 129 of the Revised Registration Statement, because those analyses are only run annually at the end of each calendar year.

2.	On page 9, please provide an explanation that accompanies your Portfolio Net Charge-off chart to explain how to interpret the data depicted. Similarly, on page 82 please quantify the GMV for each merchant cohort. And on page 84, please provide additional narrative disclosure to explain the “Portfolio DQ” depicted.

Response:	The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 90, 93 and 139 of the Revised Registration Statement to explain the Portfolio Net Charge-off chart, quantify GMV for each merchant cohort and explain the Portfolio DQ chart.

U.S. Securities and Exchange Commission

November 18, 2020

Summary Consolidated Financial and Other Data
Key Operating Metrics and Non-GAAP Financial Measures, page 20

3.	You define your non-GAAP measure “contribution profit” as total revenue less the direct costs of achieving that revenue. You disclose that since there is a timing difference in the income statement recognition of the amortization or release of discount on loans held for investment versus loans sold, adjusting out these items is a useful measure of your performance during the current period. It is not clear why you believe this measure is informative of the economic return generated from the payments volume facilitated through your platform. Please help us better understand how this measure is useful to investors. In your response, please also address:

•	The timing difference cited above;

•	Why technology and data analytics are excluded from the measure considering these costs appear to be directly related to revenue generation;

•	The basis for the following adjustments made in the reconciliation to operating loss to arrive at contribution profit: (i) loss on loan purchase commitments; (ii) amortization of discount, which is included in GAAP interest income, and (iii) unamortized discount released on loans sold to third-party loan buyers; and

•	Why only certain components of interest income are excluded from contribution profit, and a description of the remaining components included as part of contribution profit and why.

Response:	The Company respectfully acknowledges the Staff’s comment and has provided additional details below. The Company has revised the disclosure on pages 22, 23, 79 and 80 of the Revised Registration Statement to provide additional clarity on the measure, why the Company believes this measure is informative, the timing differences mentioned, and the reason for excluding technology and data analytics from the measure.

Overview of Contribution Profit

The Company views contribution profit as a non-GAAP measure of the revenues generated by the Company’s platform less those operating costs closely correlated to, and variable with, those revenue generating activities to measure the unit economics of the transactions facilitated by the Company’s platform in the period. The operating costs that are directly attributable to revenue-generating activities consist of the Company’s provision for credit losses, funding costs, and processing and servicing expenses as they vary with the volume of transactions processed by the Company’s platform and changes in the balance of loans held for investment on the Company’s consolidated balance sheet. The Company’s remaining operating expenses represent the costs of the design, development, improvement, maintenance, and administration of the Company’s platform as a whole. Such costs are generally fixed or are not closely correlated with revenues. In addition, there are certain timing differences in the recognition of certain revenues and expenses associated with the Company’s relationship with their originating bank partners that do not reflect the unit economics of transactions processed by the Company’s platform in the period presented. The Company believes that adjusting for these timing differences provides investors with useful information about the Company’s unit economics in the period and facilitates comparability of the Company’s financial performance between periods and against other operating metrics such as GMV.

U.S. Securities and Exchange Commission

November 18, 2020

Why technology and data analytics are excluded from the measure considering these costs appear to be directly related to revenue generation?

The Company’s technology and data analytics expenses are largely made up of the personnel costs of the Company’s engineering, product, and risk organizations that are attributable to the delivery of the Company’s platform as a whole. These teams are focused on the design, development, improvement, maintenance, and administration of the Company’s technology platform and proprietary risk scoring model. The related personnel costs, including salaries and stock-based compensation, represented approximately 62% of the Company’s overall technology and data analytics expenses for the fiscal year ended June 30, 2020. The remaining portion of these expenses consists of costs incurred to support the Company’s infrastructure, cloud hosting, and operational data inputs to refine the Company’s risk scoring model. Because most of these expenses are fixed or do not represent an incremental unit of cost on a transaction processed on the Company’s platform, the Company has excluded them from the calculation of contribution profit.

Discussion of timing differences cited above

The Company purchases loans from their originating bank partner that are processed through the Company’s platform and that their bank partner puts back (i.e., sells) to the Company. Under the terms of the agreement with the Company’s originating bank partner, the Company is generally required to pay the principal amount plus accrued interest for such loans. In certain instances, the Company’s originating bank partner may originate loans with zero or below market interest rates. In these instances, the Company may be required to purchase the loan for a price in excess of the fair market value of such loans, which results in a loss and a discount included in the amortized cost basis of the loan.

When a merchant captures a transaction, the Company recognizes merchant fees as revenue. Simultaneously, because the Company is obligated to purchase the loans that the Company’s originating bank partner originates and puts to the Company, the Company recognizes a liability in an amount equal to the difference between the purchase price and the loan’s fair value. The corresponding debit is recognized as a loss on loan purchase commitment in the Company’s operating expenses. When the Company purchases the loan from the Company’s originating bank partner, the Company presents the liability that the Company initially recorded as a reduction of the carrying amount of the loan (i.e., discount). The accounting for the discount is dependent on whether the Company retains or sells the loan and is described below.

U.S. Securities and Exchange Commission

November 18, 2020

For loans the Company purchases from the Company’s originating bank partner and then retains on the Company’s balance sheet, the Company recognizes an expense associated with this loss on loan purchase commitment upfront. The Company then amortizes the loan discount into interest income over the loan’s life. Since the recognition of interest income is associated with unwinding the discount created by the initial loss on loan purchase commitment, the cumulative value of the interest income recognized and loss on loan purchase commitment expense incurred equal one another and thus net to zero over the life of the loan. However, the recognition of the amortization into interest income creates a timing difference relative to when the expense associated with the loss on loan purchase is incurred. The Company believes that this timing difference obscures the unit economics of the transactions facilitated by the Company’s platform and that adjusting for this timing difference provides investors useful information about the unit economics of the transactions facilitated by the Company’s platform in the period.

For loans the Company purchases from the Company’s originating bank partner and then sells to third-party loan buyers, the Company similarly recognizes an expense associated with the loss on loan purchase commitment upfront as well as an amortization of loan discount recognized into interest income for the period of a loan’s life in which it is held on the Company’s consolidated balance sheet, but the Company releases the remaining unamortized discount in full when the loan is sold. The unamortized discount released at the time of sale is recognized as part of the gain or loss on sales of loans. The aggregate value of all three of these mechanisms (the initial loss, recognized interest income, and the discount released at the time of sale) net to zero over the life of the loan. However, the timing of when the loan is sold and how long the loan is held on the balance sheet prior to being sold creates a timing difference amongst the income statement impacts of loss on loan purchase commitment, interest income, and gain or loss on sales of loans. As with loans the Company retains on the Company’s balance sheet, the Company believes that this timing difference obscures the unit economics of the transactions facilitated by the Company’s platform and that adjusting for this timing difference provides investors with useful information about the unit economics of the transactions facilitated by the Company’s platform in the period.

The basis for the following adjustments made in the reconciliation to operating loss to arrive at contribution profit:

(i) loss on loan purchase commitment: As mentioned above, since the loss on loan purchase commitment that is recognized upfront (at the time the merchant captures a transaction) and the associated amortization of the discount that is recognized over the life of the loan are equal, there exists a timing difference that results in a net expense in the period in which the transaction occurs versus the income that is amortized over the life of the loan. The Company believes that adjusting this net expense out of the calculation of contribution profit provides investors with useful information about the unit economics of the transactions facilitated on the Company’s platform during the period.

U.S. Securities and Exchange Commission

November 18, 2020

(ii) amortization of discount: As mentioned above, since the amortization of the discount created by the purchase of a loan at a price above the fair market value of the loan is recognized into interest income over the life of the loan, but the corresponding loss on loan purchase commitment is incurred upfront when the merchant captures the transaction, there exists a timing difference. This difference results in income being recognized in the periods after the transaction is facilitated, while the loan is held for investment, compared with the expense being recognized during the period in which the transaction is facilitated. The Company believes that adjusting this component of interest income out of the calculation of contribution profit provides investors with useful information about the unit economics of the transactions facilitated on the Company’s platform during the period.

(ii) unamortized discount released on loans sold: When a loan is sold to a third-party loan buyer, the unamortized discount is released in full at the time of sale, against the gain or loss recognized on the sale of the loan. Similar to those mentioned above, the timing of this release into income differs from the time in which the loss on loan purchase commitment is incurred and any previous amortization of discount is recognized, though the aggregate amounts net to zero over the life of the loan. The Company believes that adjusting this component of revenues out of the calculation of contribution profit provides investors with useful information about the unit economics of the transactions facilitated on the Company’s platform during the period.

Why only certain components of interest income are excluded from contribution profit, and a description of the remaining components included as part of contribution profit and why.

Interest income consists of interest earned on unpaid principal balances, amortization of discount on loans held for investment, amortization of premiums on loans, and interest receivable charged-off, net of recoveries. Of these components, only the amortization of discount results in a timing difference, as mentioned above. The other components not excluded from the calculation of contribution profit are as follows:

(i) interest income on unpaid principal balance: This reflects the interest that is earned based on the finance charge disclosed to the consumer (consumer’s APR) and recognized under the effective interest method over the life of the loan. This is the largest component of the Company’s GAAP interest income and does not have an offsetting operating expense that would yield a timing difference.

(ii) amortization of premiums on loans: The Company records certain premiums upon the purchase of a loan from the Company’s originating bank partner related to certain fees charged by the Company’s originating bank partner. These premiums are amortized over the life of the loan as a reduction of interest income and, unlike the discounts, do not have an offsetting operating expense that would yield a timing difference in recognition.

U.S. Securities and Exchange Commission

November 18, 2020

(iii) interest receivable charged-off, net of recoveries: The Company charges-off the accrued interest on a loan directly to interest income when a loan becomes 120 days past due or becomes otherwise uncollectible. This contra-revenue item is unrelated to the mechanics of the loss on loan purchase commitment and does not have an offsetting effect that would yield a timing difference in recognition.

	Fiscal Year Ended June 30,
	2019	2020
	($ in millions)
Interest income on unpaid principal balance (i)	$103.7	$163.4
Amortization of discount on loans held for investment	21.8	35.3
Amortization of premiums on loans (ii)	(2.5)	(6.2)
Interest receivable charged-off, net of recoveries (iii)	(3.7)	(5.7)
Total interest income	$119.4	$186.7

Risk Factors
“We identified a material weakness in our internal control over financial reporting...”, page 44

4.	Please identify the COSO framework used in your evaluation of internal control over financial reporting.

Response:	The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 48 of the Revised Registration Statement to state that its evaluation was based on the Committee of Sponsoring Organizations of the Treadway Commission Internal Control - Integrated Framework (2013).

Management’s Discussion and Analysis of Financial Condition and Results of Operation Key Operating Metrics and Non-GAAP Financial Measures, page 78

5.	Tell us whether you track new consumers and, if so, please quantify this amount for recent periods here. In this regard, we note your risk factor on page 22 indicating your need to attract new consumers.

Response:	The Company respectfully acknowledges the Staff’s comment and advises that it does track new consumers primarily as part of its risk model and assessment of credit risk. However, the Company does not track the number of new consumers as an operating metric; rather, the Company tracks the number of active consumers (which are new consumers and repeat consumers) as a key operating metric, which is consistent with the Company’s risk factor on pages 25 and 26 of the Revised Registration Statement which refers to both the need to generate repeat use and increased transaction volume from existing consumers and the need to attract new consumers on the Company’s platform. The number of active consumers across the Company’s platform is a key operating metric that management uses to evaluate the business because it is the primary measure of the size of the Company’s network and is a key driver of GMV and revenue. The number of new consumers on a standalone basis is not as useful.

U.S. Securities and Exchange Commission

November 18, 2020

Factors Affecting Our Performance, page 80

6.	We note that your disclosure indicates that you have recently partnered with Shopify and Adyen. Please elaborate upon why these partnerships are considered key ones and, if material to an understanding of these partnerships, revise your disclosure to discuss the material terms of any agreements with these entities. In this regard, we also note that you highlight your top merchant partner, Peloton, in your risk factor disclosure. Please revise to explain how you would characterize your relationship with Peloton, as compared to the ones disclosed in this section, and disclose the material terms of any agreements you have with Peloton. If your business is substantially dependent upon any of these arrangements, please file any agreements as exhibits pursuant to Item 601(b)(10) of Regulation S-K.

Response:	The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 89 and 91 of the Revised Registration Statement to clarify that its partnerships with Shopify and Adyen are simply examples of how it plans to increase merchant adoption and to explain how the factors related to its relationship with Peloton affect its performance. In addition, the Company has revised the disclosure on pages 121 to 122 of the Revised Registration Statement to disclose the material terms of its agreement with Peloton and its agreement with Shopify, which it expects to become material. The agreement with Peloton is filed as exhibit 10.6 to the Revised Registration Statement and will file the Company’s agreement with Shopify as exhibit 10.7 to the Revised Registration Statement in accordance with Item 601(b)(10)(iv) of Regulation S-K.

Results of Operations, page 88

7.	Please expand your discussion of your results of operations for the periods presented to provide greater analysis to the reasons why increases in total revenue, merchant network revenue, virtual card network revenue, and interest income occurred. Also, please revise to specifically discuss the change in total revenue, merchant network revenue, virtual card network revenue, and interest income attributable to new and existing customers. In this regard, we note your disclosure that “[a]pproximately 70% of the loans in the second half of fiscal year 2020 were taken out by repeat users.”

Response:	The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 103 of the Revised Registration Statement to expand the discussion of the Company’s results of operations. Additionally, with regard to the discussion of revenues attributable to new and existing customers, the Company respectfully acknowledges the Staff’s comment and advises that while the Company does track consumer retention by analyzing the number of loans taken out by repeat consumers, the Company does not measure changes in revenue attributable to new and existing consumers, as management believes such measures are not useful for analyzing the Company's financial results.

U.S. Securities and Exchange Commission

November 18, 2020

Liquidity and Capital Resources
Cash Flows
Operating Activities, page 95

8.	Your analysis appears to emphasize how cash used in operating activities was derived for each period presented and the noncash items therein. Please note your analysis should discuss the material factors causing a material change in operating cash between comparable periods pursuant to Instruction 4 to Item 303(a) of Regulation S-K. In this regard, cash used in operating activities decreased in fiscal 2020 compared to fiscal 2019, yet the only factor cited is an increase in net cash outflows from sales and purchases of loans held for sale in 2020 versus 2019. In performing your analysis, refer to section IV.B.1 of Release No. 33-8350 for guidance, and quantify all variance factors cited pursuant to section 501.04 of the staff’s Codification of Financial Reporting Releases.

Response:	The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 113 - 115 to discuss the sources and uses of cash flows as well as the factors giving rise to material changes in particular line items underlying the major captions in the cash flows from operating activities, both by introducing new analysis and by drawing on existing analysis from other parts of the Management’s Discussion and Analysis section.

Contractual Obligations, page 97

9.	In note 3 to your contractual obligations table you disclose that “[i]n May 2020, [you] entered into a three year agreement with a third-party services provider for cloud computing and hosting services which included annual spending commitments.” Based on this table, it appears that you have an annual spending commitment with your web services provider in the amount of $31,667. As a related matter, in your risk factor disclosure on page 32, you disclose that you are “solely reliant on [y]our agreement with [y]our cloud computing web services provider for the provision of cloud infrastructure services to support [y]our platform.” Please revise your disclosure to discuss the material terms of your agreement with your web services provider and, as applicable, file your agreement as an exhibit.

Response:	The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has reviewed its arrangements and relationship with its cloud computing web services provider, and, based on that review, believes that it is not required to file the agreement with such cloud computing web services provider as a material contract. The agreement with the Company’s cloud computing web services provider is the type of arrangement that typically accompanies the kind of business conducted by the Company in the ordinary course. While the Company’s cloud computing web services provider is a leading provider of cloud infrastructure, other companies do provide comparable offerings, including companies with resources that are comparable to those of the Company’s cloud computing web services provider, and the Company believes that these providers could provide it with services to host the Company’s platform that are substantially similar to those that it receives from its cloud computing web services provider. In addition, even though the Company’s platform is entirely in the cloud, the Company believes that it could transition to one or more alternative cloud infrastructure providers on commercially reasonable terms. While transitioning the cloud infrastructure currently hosted by the Company’s cloud computing web services provider to alternative providers could potentially be disruptive and the Company may incur significant costs for a short period, it would not cause substantial harm to the Company’s business or results of operations over the longer term. For the foregoing reasons, the Company does not believe that its business is substantially dependent on its arrangements with its cloud computing web services provider, and therefore does not believe it is required to file the agreement as an exhibit under Item 601(b)(10)(ii)(B) of Regulation S-K. Nevertheless, the Company has revised the disclosures on page 116 of the Revised Registration Statement to disclose the material terms of the Company’s agreement with its cloud computing web services provider.

U.S. Securities and Exchange Commission

November 18, 2020

Choice of Forum, page 149

10.	Clarify whether your exclusive forum provision appears in your amended and restated certificate of incorporation or bylaws or both. Please ensure that the exclusive forum provision clearly states that your provision does not apply to Securities Act claims and does not apply to Exchange Act claims, or tell us how you will inform future investors of the provision’s limited applicability.

Response:	The Company respectfully acknowledges the Staff’s comment and has revised the disclosures on pages 64, 65 and 185 of the Revised Registration Statement to clarify that the Company expects the exclusive forum provision will be included in its amended and restated bylaws. In addition, the Company advises the Staff that its form of amended and restated bylaws filed as exhibit 3.4 to the Revised Registration Statement clearly states that the exclusive forum provision does not apply to suits brought to enforce any liability or duty created by the Exchange Act or the rules and regulations under the Exchange Act, or any other claim for which the U.S. federal courts have exclusive jurisdiction, and further provides that the federal district courts of the United States of America shall, to the fullest extent permitted by law, be the sole and exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act.

Consolidated Financial Statements
Consolidated Statements of Operations and Comprehensive Loss, page F-5

11.	Please tell us your basis for including the “gain (loss) on sales of loans” as total revenue.

Response:	The Company respectfully acknowledges the Staff’s comment and notes that selling a significant portion of the loans purchased from the Company’s originating bank partner to third party loan buyers is a part of the Company’s business model. During the fiscal year ended June 30, 2020, 56% of loans purchased from the Company’s originating bank partner were sold to third party loan buyers. The Company considers the “gain (loss) on sales of loans” as revenue because the sale of loans constitutes part of the Company’s ongoing or central operations. The Company sells loans to third party loan buyers several times per week on a regularly scheduled cadence.

U.S. Securities and Exchange Commission

November 18, 2020

Both FASB Concept Statement No. 6, Elements of Financial Statements, and ASC 606, Revenues From Contracts With Customers, defines revenues as follows:

Inflows or other enhancements of assets of an entity or settlements of its liabilities (or a combination of both) from delivering or producing goods, rendering services, or other activities that constitute the entity’s ongoing major or central operations.

The Company believes that gains realized on sales of loans represent inflows from delivering such loans and it constitutes part of the Company’s major or central operations. As a result, the Company believes such gains meets the definition of revenues.

Notes to Consolidated Financial Statements
Note 2. Summary of Significant Accounting Policies
Unaudited Pro Forma Presentation, page F-10

12.	You disclose here the unaudited pro forma basic and diluted net loss per share attributable to common stockholders in the consolidated statements of operation for the year ended June 30, 2020 have been prepared as if the proposed IPO and noted effects had occurred on June 30, 2020. Please explain to us why reflecting these as if they occurred at the end of the fiscal year rather than at the beginning is appropriate. In connection with this, please provide us with how the pro forma weighted average number of shares shown in note 19 for each of the items in the denominator was computed.

Response:	The Company respectfully acknowledges the Staff’s comment and has revised the disclosure of unaudited pro forma basic and diluted net loss per share attributable to common stockholders in the consolidated financial statements of operation on pages F-10, F-50 and F-51 of the Revised Registration Statement as if the proposed IPO and noted effects occurred on July 1, 2019.

1.	The pro forma weighted average number of common shares used in the calculation of the unaudited pro forma basic and diluted net loss per share attributable to common stockholders is determined on the following basis:

Pro forma adjustment for the automatic conversion of all outstanding shares of redeemable convertible preferred stock into shares of common stock, as follows:

The pro forma adjustment is determined assuming conversion of the redeemable convertible preferred shares on July 1, 2019, or the date of issuance of the redeemable convertible preferred shares if later than July 1, 2019. In accordance with ASC 260-10-55-2, the redeemable convertible preferred shares are weighted based on the number of days during the financial year for which they were outstanding, divided by the total number of days in the financial year. Each issuance of redeemable convertible preferred stock during the financial year is weighted from the date of the issuance and each repurchase of redeemable convertible preferred stock during the financial year is weighted until the date of the repurchase.

U.S. Securities and Exchange Commission

November 18, 2020

The conversion ratio applied to each series of redeemable convertible preferred stock is 1:1 and is determined by dividing the original issue price for the specific series of redeemable convertible preferred shares by the conversion price for that series of redeemable convertible preferred shares.

2.	Pro forma adjustment for the conversion of convertible debt into shares of common stock, as follows:

As described more fully in note 12 of the Company’s annual financial statements, the Company entered into a note purchase agreement in April 2020 pursuant to which the Company issued convertible notes in an aggregate amount of $75 million. The principal and any unpaid and accrued interest of each convertible note convert into shares of redeemable convertible preferred stock either automatically (in the case of the closing of a financing in which the Company receives no less than $50 million in gross proceeds from the issuance of redeemable convertible preferred stock) or at the election of the holders of a majority of the interest in the aggregate principal amount of the convertible notes (in the case of the closing of a financing in which the Company receives less than $50 million in gross proceeds, in the event of a liquidation transaction or qualified IPO, or upon the maturity of the convertible notes in April 2021). The conversion price varies depending on the different scenarios. As described more fully in note 15 of the Company’s annual financial statements, the shares of redeemable convertible preferred stock issued upon the conversion of the convertible notes are automatically converted into shares of common stock upon the earlier of a qualifying IPO or the written consent of a percentage of the holders of the redeemable convertible preferred shares.

Subsequent to the year ended June 30, 2020, in September 2020, the Company issued shares of Series G redeemable convertible preferred stock for aggregate gross proceeds of $435 million. As part of this equity financing round, the convertible notes converted into 4,444,321 shares of Series G-1 redeemable convertible preferred stock.

The pro forma adjustment is calculated based on the number of shares of Series G-1 redeemable convertible preferred shares issued upon the conversion of the Company’s convertible notes in September 2020, which amounts to 4,444,321 shares. The Company believes this approach is the most meaningful to potential investors as it reflects the facts relating to the conversion of the convertible notes to the redeemable convertible preferred stock. The conversion ratio for the conversion of the Series G-1 redeemable convertible preferred stock into shares of common stock is 1:1 and is determined by dividing the original issue price for Series G-1 redeemable convertible preferred shares by the conversion price for the Series G-1 redeemable convertible preferred shares.

U.S. Securities and Exchange Commission

November 18, 2020

The pro forma adjustment is determined assuming the IPO occurred on July 1, 2019, or the date of issuance of the convertible notes if later than July 1, 2019. As the convertible notes were issued in April 2020, the number of common shares issuable upon the conversion to redeemable convertible preferred stock and the subsequent automatic conversion to shares of common stock is weighted from the issuance date, assuming that the IPO occurred on the issuance date.

3.	Pro forma adjustment for the vesting of RSUs with vesting conditions contingent upon an IPO, as follows:

The Company’s RSUs are subject to two vesting conditions: a service-based vesting condition (i.e., employment over a period of time) and a performance-based vesting condition (i.e., a liquidity event in the form of either a change of control or an IPO, each as defined in the Company’s 2012 Equity Incentive Plan).

The pro forma adjustment is determined assuming that the IPO occurred on July 1, 2019 or the vesting date of the RSUs, if the vesting date is later than July 1, 2019. As all the Company’s RSUs vested during the financial year ended June 30, 2020, each RSU is weighted from the date of its vesting, assuming that the IPO occurred on the vesting date.

4.	Pro forma adjustment for the exercise of common stock warrants contingent upon an IPO, as follows:

Certain of the Company’s common stock warrants are automatically net exercised upon an IPO. The pro forma adjustment is determined assuming that the IPO occurred on July 1, 2019, or the vesting date of the warrants if such date is later than July 1, 2019. As these common stock warrants vested during the financial year ended June 30, 2020, the common shares issuable upon the net exercise of the warrants are weighted from the vesting date, assuming that the IPO occurred on the vesting date. The number of common shares issuable upon the net exercise of the warrants is determined using the exercise price of the warrants and the fair market value of the Company’s common shares on the vesting date.

General

13.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Please contact the staff member associated with the review of this filing to discuss how to submit the materials, if any, to us for our review.

Response:	The Company respectfully acknowledges the Staff’s comment and has provided to the Staff on a supplemental basis copies of all written communications, as defined in Rule 405 under the Securities Act, that the Company, or anyone authorized to do so on behalf of the Company, presented to potential investors in reliance on Section 5(d) of the Securities Act, whether or not such investors retained copies of the communications.

U.S. Securities and Exchange Commission

November 18, 2020

14.	Please disclose the basis for all your assertions about your competitive position within your industry. If you do not have appropriate independent support for a statement, please revise the language to make clear that this is your belief based upon your experience in the industry, if true. For example, please disclose the basis for your assertion that “[y]our ability to effectively price credit risk is one of [y]our core competitive advantages.”

Response:	The Company respectfully acknowledges the Staff’s comment and has revised the disclosures on pages 2, 6, 8, 30, 82, 91, 124, 136, 138, 145 of the Revised Registration Statement in response to the Staff’s comment.

15.	Please disclose the source of the following assertions in your prospectus or revise to describe them as your belief, if true:

•	“The spending power of this new generation of consumers continues to expand significantly, reaching over $2.5 trillion in 2020. Most importantly, these consumers are also increasingly looking to solutions like ‘buy now pay later’ as superior, more transparent payment options that match their demand for technology and mobile first-solutions. This trend has been accelerated by an erosion of trust in legacy financial institutions as consumers look to mission-driven technology companies for new financial products” (see pages 2 and 103);

•	“A lack of transparency by traditional financial and payments institutions, ranging from hidden penalties, hard to understand ‘fine print,’ and unwanted bundling of products, has led to an erosion of trust and a poor consumer experience. These views are particularly acute for the over 160 million Gen Z and Millennials in the U.S., who prefer to build trusted relationships with the brands with whom they engage and from whom they buy products and services” (see pages 3 and 104);

•	“[A]pproximately 25% of Millennials do not carry credit cards” (see pages 3 and 105);

•	· “Debit cards also do not meet the buying needs of many consumers” (see pages 3 and 105); and

•	“U.S. e-commerce sales were approximately $600 billion in 2019, growing at 15% compared to the previous year” (see pages 12 and 115).

Response:	The Company respectfully acknowledges the Staff’s comment and has revised the disclosures on pages 2, 3, 12, 68, 69, 123, 125 and 142 of the Revised Registration Statement in response to the Staff’s comment.

U.S. Securities and Exchange Commission

November 18, 2020

16.	Your disclosures indicate that you have entered into agreements with Cross River Bank and that you originate a substantial majority of the loans through your platform with Cross River Bank. Please revise your disclosures to provide the material terms of this arrangement. Please also file any such agreements as exhibits. See Item 601(b)(10) of Regulation S-K.

Response:	The Company respectfully acknowledges the Staff’s comment and has revised the disclosures on page 121 of the Revised Registration Statement to disclose the material terms of the Company’s agreement with Cross River Bank. In addition, the Company will file its loan program agreement and loan sale agreement with Cross River Bank as exhibits 10.4 and 10.5, respectively to the Revised Registration Statement in accordance with Item 601(b)(10)(iv) of Regulation S-K.

Please contact me at (650) 470-4540 should you require further information.

Very truly yours,

/s/ Gregg Noel

Via E-mail:

cc:	Affirm Holdings, Inc.

Sharda Caro del Castillo

cc:	Skadden, Arps, Slate, Meagher & Flom LLP

Michelle Gasaway